Points International Ltd. Reports 53% Year-Over-Year Growth in
Business Metrics for November 2007

Company Appoints Travel Industry Expert to its Board of Directors

TORONTO, December 10, 2007, Points International Ltd. (TSX: PTS; OTCBB: PTSEF), the world’s leading loyalty reward solutions provider and owner of the Points.com portal, today announced its business metrics for the month of November 2007. The Company reported a 53% year-over-year increase in overall points/miles transacted for the month of November, with just over 1 billion points/miles transacted, bringing cumulative points/miles transacted up 48% year-over-year to 33 billion.

"We experienced strong momentum in our Private Branded channels, growing nearly sixty percent year-over-year as we focused on expanding our principal-based partnerships. We continue to transact billions of points and approximately $200 million of value across our platform annually, "said Rob MacLean, Chief Executive Officer of Points International.

Separately, the company announced today that it has appointed Seth Rosenberg to its Board of Directors in place of Brendan Ross who stepped down after leaving IAC in November. Mr. Rosenberg is President of ReserveAmerica, North America’s leading camping reservation and campground management solutions provider. Prior to joining ReserveAmerica, Mr. Rosenberg worked in business development at Fodor’s Travel and Foodline.com, focusing on building online distribution partnerships and also has extensive experience in the financial services industry.

Highlighted November metrics:

  Points/miles transacted by Private Branded Channels increased 59% year-over-year bringing cumulative points/miles transacted to 29.1 billion.

  Points/miles transacted by Points.com Channels grew approximately 41% sequentially and 35% year-over-year to 204.6 million.

  Cumulative points/miles transacted reached approximately 3.9 billion on the points.com channels, a 60% increase year-over-year.

  The Company added 29,000 registered users during November, bringing cumulative registered users on Points.com to just over 1.8 million, a 22% year-over-year increase.

			Nov-07 vs.		Nov-07 vs.
	Nov-07	Oct-07	Oct-07	Nov-06	Nov-06
TOTAL ALL CHANNELS
Points/Miles Transacted	1,020,314,514	999,682,020	2%	665,866,604	53%
# of Points/Miles Transactions	101,750	108,085	-6%	74,203	37%
Cumulative Points/Miles Transacted	33,011,849,168	30,991,534,654	7%	22,375,750,668	48%

PRIVATE BRANDED CHANNELS
Points/Miles Transacted	815,706,941	854,059,753	5%	513,743,196	59%
# of Points/Miles Transactions	90,969	100,391	-9%	63,352	44%
Cumulative Points/Miles Transacted	29,119,532,450	28,303,825,509	3%	19,948,875,716	46%

POINTS.COM CHANNELS
Points/Miles Transacted	204,607,573	145,622,267	40%	152.123,408	35%
# of Points/Miles Transactions	10,781	7,694	40%	10,851	-1%
Cumulative Points/Miles Transacted	3,892,316,718	3,687,709,145	6%	2,426,874,952	60%
Cumulative Registered Users	1,818,352	1,789,509	2%	1,495,038	22%

Points International’s monthly business metrics can be found on the Investor relations section of the Company’s website at: http://www.points.com/static/corporate/investor_overview.html

About Points International Ltd.

Points International Ltd. is the owner and operator of Points.com, the world's leading reward-program management portal. At Points.com consumers can Swap, Earn, Buy, Gift, Share and Redeem miles and points from more than 25 of the world's leading reward programs. Participating programs include American Airlines AAdvantage® program, American Express® Membership Rewards®, Aeroplan®, AsiaMiles(TM), Cendant TripRewards®, Delta SkyMiles®, Gold Points Reward Network, InterContinental Hotels Group's Priority Club® Rewards, and S&H greenpoints. Redemption partners include Amazon.com® and Starbucks.

Website: http://www.points.com

Safe Harbor Statement

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended and forward-looking information within the meaning of the "safe harbor" provisions of applicable Canadian provincial securities legislation (collectively "forward-looking statements"). These forward-looking statements relate to our objectives, strategic plans and business development goals and may also include other statements that are predictive in nature or that depend upon or refer to future events or conditions and can generally be identified by words such as "will", "may", "expects," "anticipates," "intends," "plans," "believes," "estimates" or similar expressions In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. These statements are not historical facts but instead represent only the Company's expectations, estimates and projections regarding future events.

Although the Company believes the expectations reflected in such forward-looking statements are reasonable, the forward-looking statements are not guarantees of future performance, involve certain risks and uncertainties that are difficult to predict. Undue reliance should not be placed on such statements. Certain material factors, assumptions or estimates are applied in making forward-looking statements. Known and unknown factors could cause actual results may differ materially from those expressed or implied in such statements. Important factors that could cause actual results to differ materially are referred to in the body of this news release and also include the risks and uncertainties discussed herein, the matters set forth under "Risks and Uncertainties" contained in the Company's Annual Information Form filed with applicable securities regulators and the factors detailed in the Company's other filings with applicable securities regulators, including the factors detailed in the Company's annual and interim financial statements and the notes thereto. Readers of this press release are cautioned that forward-looking statements are not guarantees of future performance.

The Company does not undertake any obligation to update or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this press release or to reflect the occurrence of unanticipated events, except as required by law.

CONTACT:
Anthony Lam, CA, CFO	Alex Wellins or Brinlea Johnson
Points International Ltd.	The Blueshirt Group
(416) 596-6382	(415) 217-7722
anthony.lam@points.com	alex@blueshirtgroup.com